December 20, 2013

VIA EDGAR

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re: Skechers U.S.A., Inc. – File No. 1-14429

Dear Ms. Jenkins:

This letter sets forth the response of Skechers U.S.A., Inc. (the “Company”) to the staff’s letter dated December 2, 2013 in connection with the Company’s annual report on Form 10-K for the year ended December 31, 2012 filed on March 1, 2013, as amended by Amendment No. 1 thereto filed on July 31, 2013. To facilitate your review, we have reproduced the comments in bold text below and have provided our response immediately following the comment.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 35

Net Sales, page 35

1. In future filings, please clarify how you define comparable store sales as there is some variety across the industry. Please provide us with a draft of your proposed disclosure.

Response: In response to the Staff’s comment, the Company will enhance its disclosure in future filings to include disclosure substantially consistent with the following:

As part of our discussion of our results of operations, we disclose comparable store sales, which exclude the impact of e-commerce sales. With respect to any reporting period, we define comparable store sales as sales for stores that are owned and operated for at least thirteen full calendar months as of the last day of any calendar month within the current reporting period, and include only those sales for each of the comparable full calendar months that the store is open within each period. When a store closes at the end of a lease during a reporting period, we include in comparable store sales the sales for the number of comparable full calendar months that the store was open within the reporting period. We include new stores in comparable store sales commencing with the fourteenth month of operations because we believe it provides a more meaningful comparison of operating results of months with stabilized operations, and excludes a new store’s first full calendar month of operations when operating results may not be representative for a variety of reasons.

Definitions and calculations of comparable store sales differ among companies in the retail industry, and therefore comparable store sales disclosed by us may not be comparable to the metrics disclosed by other companies.

Income Taxes, page 37

2. You disclose your tax rate for 2012 was lower than the expected domestic federal and state rate of approximately 40% primarily due to the tax benefits attributable to non-U.S. subsidiary earnings in lower tax rate jurisdictions. To the extent material pre-tax income is attributed to a country or countries with a significantly low tax rate, we believe that fact should be disclosed in accordance with Item 303(a)(3)(i) of Regulation S-K. You should also discuss the relationship between domestic and foreign effective tax rates in greater detail. It appears that separately discussing foreign effective income tax rates may be material to an understanding of your business. Please provide us with a draft of the disclosures you intend to provide in future filings.

Response: In response to the Staff’s comment, the Company will enhance its disclosure in future filings in the “Results of Operations” section of Management’s Discussion and Analysis by providing an overview of how its effective tax rates may be impacted by the mix of earnings among the Company’s domestic and foreign operations. The intended disclosure will be prepared on a basis substantially consistent with the following:

Income taxes

Our provision for income tax expense (benefit) and our effective income tax rate are significantly impacted by the mix of our domestic and foreign earnings (loss) before income taxes. In the non-U.S. jurisdictions in which we have operations, the applicable statutory rates are generally significantly lower than in the U.S., ranging from 0% to 41%. Our provision for income tax expense (benefit) was calculated using the applicable statutory income tax rate for each jurisdiction applied to our pre-tax income (loss) in each jurisdiction, while our effective tax rate is calculated by dividing income tax expense (benefit) by income (loss) before income taxes.

Our income (loss) before income taxes and income tax expense (benefit) for 2012, 2011 and 2010 are as follows (in thousands):

	Years Ended December 31,
	2012		2011		2010
Income tax jurisdiction	Income (loss) before income taxes	Income tax expense (benefit)	Income (loss) before income taxes	Income tax expense (benefit)	Income (loss) before income taxes	Income tax expense (benefit)
United States	$(27,379)	$(5,867)	$(161,976)	$(66,355)	$127,674	$52,221
Canada	2,564	545	945	309	6,991	2,365
Chile	5,971	1,043	9,321	2,030	(51)	(138)
Jersey (1)	25,162	0	25,109	0	48,143	0
Non-benefited loss operations (2)	(13,492)	0	(16,844)	0	(4,250)	0
Other jurisdictions (3)	17,647	4,240	12,398	549	18,096	5,750

Income (loss) before income taxes	$10,473	$(39)	$(131,047)	$(63,467)	$196,603	$60,198

Effective tax rate (4)		(0.4%)		48.4%		30.6%

(1)	Jersey does not assess income tax on corporate net income.
(2)	Consists of the following tax jurisdictions where no tax benefit is recognized in the period being reported because of the provision of offsetting valuation allowances: Japan, Brazil, China, Vietnam and India.
(3)	Consists of other non-U.S. tax jurisdictions not included above, none of which comprised more than $5.5 million of consolidated income (loss) before taxes in any single year. Individually, none of these tax jurisdictions had material pre-tax earnings or pre-tax losses.
(4)	The effective tax rate is calculated by dividing Income tax expense (benefit) by Income (loss) before income taxes.

For 2012, the effective tax rate was lower than the U.S. federal and state combined statutory rate of approximately 40% primarily because losses from U.S. operations were offset by earnings from foreign operations in jurisdictions imposing either lower tax rates on corporate income or no corporate income tax. As reflected in the table above, Income (loss) before income taxes in the U.S. was a loss of $27.4 million, providing an income tax benefit of $5.87 million, while Income (loss) before income taxes in non-U.S. jurisdictions was income of $37.9 million, producing an aggregate income tax expense of $5.83 million. Combined, this results in consolidated net income for the period of $10.5 million, and a consolidated net tax benefit for the period of $39,000. Because our consolidated net tax benefit for the period was $39,000, when divided by our consolidated U.S. and non-U.S. income before income taxes of $10.5 million, the result is a negative effective tax rate for the period of (0.4%).

For 2012, of our $37.9 million in income before income tax earned outside the U.S., $25.2 million was earned in Jersey, which does not impose a tax on corporate income. In addition, there were foreign losses of $13.5 million for which no tax benefit was recognized in the current period because of the provision of offsetting valuation allowances. Individually, none of the other foreign jurisdictions included in “Other jurisdictions” in the table above had more than $5.5 million of consolidated income (loss) before taxes.

Unremitted earnings of non-U.S. subsidiaries are expected to be reinvested outside of the U.S. indefinitely. Such earnings would become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

3. If material, please disclose the balance of cash and short-term investments held by foreign subsidiaries, state that you would need to accrue and pay taxes if the foreign balances were repatriated and state whether you intend to repatriate any portion of the cash held by foreign subsidiaries. Please provide us with a draft of the disclosures you intend to provide in future filings.

Response: In response to the Staff’s comment, the Company will enhance its disclosure in future filings under the “Income Taxes” caption in the “Results of Operations” section of Management’s Discussion and Analysis to include disclosure substantially consistent with the following:

As of December 31, 2012, we had approximately $325.8 million in cash and cash equivalents, of which $145.6 million, or 44.7%, was held outside the U.S. Of the $145.6 million held by our non-U.S. subsidiaries, approximately $84.1 million is available for repatriation to the U.S. without incurring U.S. income taxes and applicable non-U.S. income and withholding taxes in excess of the amounts accrued in our financial statements as of December 31, 2012. We believe our cash and cash equivalents held in the U.S. and cash provided from operations are sufficient to meet our liquidity needs in the U.S. for the next twelve months and we do not expect that we will need to repatriate any of the funds presently designated as indefinitely reinvested outside the U.S. Under current applicable tax laws, if we chose to repatriate some or all of the funds we have designated as indefinitely reinvested outside the U.S., the amount repatriated would be subject to U.S. income taxes and applicable non-U.S. income and withholding taxes. As of December 31, 2012 and 2011, U.S. income taxes have not been provided on cumulative total earnings of $171.2 million and $158.9 million, respectively.

4. In future filings, please disclose the amounts of foreign pretax income and domestic pretax income or loss for each year and discuss the relationship between the two operations. Please provide us with a draft of your proposed disclosures.

Response: In response to the Staff’s comments, the Company will enhance its disclosure in future filings in the “Results of Operations” section of Management’s Discussion and Analysis by providing the amounts of foreign and domestic pre-tax income or loss for each year and a discussion of the relationship between the two operations. The proposed disclosure will be substantially consistent with Company’s proposed disclosure in response to Comment 2 above.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 7

Notes to the Consolidated Financial Statements, page 15

Note 8 – Income Taxes, page 24

5. Please provide us with an allocation of annual foreign pretax income by country for 2010, 2011 and 2012 and also provide us with the effective tax rates for each applicable country by year.

Response: In response to the Staff’s comment, the allocation of annual domestic and foreign pre-tax income by country for 2010, 2011 and 2012 and the effective tax rates for each applicable country by year is provided in the table below (in thousands).

	Years Ended December 31,
	2012		2011		2010
Income tax jurisdiction	Income (loss) before income taxes	Effective tax rate (1)	Income (loss) before income taxes	Effective tax rate (1)	Income (loss) before income taxes	Effective tax rate (1)
United States	$(27,379)	21.4%	$(161,976)	41.0%	$127,674	40.9%
Canada	2,564	21.3%	945	32.7%	6,991	33.8%
Chile	5,971	17.5%	9,321	21.8%	(51)	270.6%
Jersey (2)	25,162	0.0%	25,109	0.0%	48,143	0.0%
Non-benefited loss operations (3)	(13,492)	0.0%	(16,844)	0.0%	(4,250)	0.0%
Other jurisdictions (4)	17,647	24.0%	12,398	4.4%	18,096	31.8%

Income (loss) before income taxes	$10,473	(0.4%)	$(131,047)	48.4%	$196,603	30.6%

(1)	The effective tax rate represents the effective rate at which the applicable income tax expense or benefit is computed for each period presented.
(2)	Jersey does not assess income tax on corporate net income.
(3)	Consists of the following tax jurisdictions where no tax benefit is recognized in the period being reported because of the provision of offsetting valuation allowances: Japan, Brazil, China, Vietnam and India.
(4)	Consists of other non-U.S. tax jurisdictions not included above, none of which comprised more than $5.5 million of consolidated income (loss) before taxes in any single year. Individually, none of these tax jurisdictions had material pre-tax earnings or pre-tax losses.

6. In future filings please expand your disclosure regarding the rate differential on foreign income to provide further insight into this amount given the significance of foreign income to total income (loss). For example, identify the material jurisdictions, the foreign tax rates, and any other information that provides further understanding of the facts and circumstances that drive these numbers for each year presented. Please provide us with a draft of your proposed disclosures.

Response: In response to the Staff’s comment, the Company will enhance its disclosure regarding the rate differential on foreign pretax income (loss) in future filings under Note 8 – Income Taxes to the Consolidated Financial Statements to include disclosure substantially consistent with the following:

The Company’s provision for income tax expense (benefit) and effective income tax rate are significantly impacted by the mix of the Company’s domestic and foreign earnings (loss) before income taxes. In the non-U.S. jurisdictions in which the Company has operations, the applicable statutory rates are generally significantly lower than in the U.S., ranging from 0% to 41%. The Company’s provision for income tax expense (benefit) was calculated using the applicable statutory income tax rate for each jurisdiction applied to the Company’s pre-tax income (loss) in each jurisdiction, while our effective tax rate is calculated by dividing income tax expense (benefit) by income (loss) before income taxes.

The Company’s income (loss) before income taxes and income tax expense (benefit) for 2012, 2011 and 2010 are as follows (in thousands):

	Years Ended December 31,
	2012		2011		2010
Income tax jurisdiction	Income (loss) before income taxes	Income Tax Expense (Benefit)	Income (loss) before income taxes	Income Tax Expense (Benefit)	Income (loss) before income taxes	Income Tax Expense (Benefit)
United States	$(27,379)	$(5,867)	$(161,976)	$(66,355)	$127,674	$52,221
Canada	2,564	545	945	309	6,991	2,365
Chile	5,971	1,043	9,321	2,030	(51)	(138)
Jersey (1)	25,162	0	25,109	0	48,143	0
Non-benefited loss operations (2)	(13,492)	0	(16,844)	0	(4,250)	0
Other jurisdictions (3)	17,647	4,240	12,398	549	18,096	5,750

Income (loss) before income taxes	$10,473	$(39)	$(131,047)	$(63,467)	$196,603	$60,198

Effective tax rate (4)		(0.4%)		48.4%		30.6%

(1)	Jersey does not assess income tax on corporate net income.
(2)	Consists of the following tax jurisdictions where no tax benefit is recognized in the period being reported because of the provision of offsetting valuation allowances: Japan, Brazil, China, Vietnam and India.
(3)	Consists of other non-U.S. tax jurisdictions not included above, none of which comprised more than $5.5 million of consolidated income (loss) before taxes in any single year. Individually, none of these tax jurisdictions had material pre-tax earnings or pre-tax losses.
(4)	The effective tax rate is calculated by dividing Income tax expense (benefit) by Income (loss) before income taxes.

For 2012, the effective tax rate was lower than the U.S. federal and state combined statutory rate of approximately 40% primarily because losses incurred in the U.S. were offset by earnings from foreign operations in jurisdictions imposing either lower tax rates on corporate income or no corporate income tax. As reflected in the table above, Income (loss) before income taxes in the U.S. was a loss of $27.4 million, providing an income tax benefit of $5.87 million, while Income (loss) before income taxes in non-U.S. jurisdictions was income of $37.9 million, producing an aggregate income tax expense of $5.83 million. Combined, this results in consolidated net income for the period of $10.5 million, and a consolidated net tax benefit for the period of $39,000. Because the Company’s consolidated net tax benefit for the period was $39,000, when divided by the Company’s consolidated U.S. and non-U.S. income before income taxes of $10.5 million, the result is a negative effective tax rate for the period of (0.4%).

For 2012, of the Company’s $37.9 million in income before income taxes earned outside the U.S., $25.2 million was earned in Jersey, which does not impose any corporate income tax. In addition, there were foreign losses of $13.5 million for which no tax benefit was recognized because of the provision of offsetting valuation allowances. Individually, none of the other foreign jurisdictions included in “Other jurisdictions” in the table above had more than $5.5 million of consolidated income (loss) before taxes.

Unremitted earnings of non-U.S. subsidiaries are expected to be reinvested outside of the U.S. indefinitely. Such earnings would become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

As of December 31, 2012, the Company had approximately $325.8 million in cash and cash equivalents, of which $145.6 million, or 44.7%, was held outside the U.S. Of the $145.6 million held by the Company’s non-U.S. subsidiaries, approximately $84.1 million is available for repatriation to the U.S. without incurring U.S. income taxes and applicable non-U.S. income and withholding taxes in excess of the amounts accrued in the Company’s financial statements as of December 31, 2012. The Company believes its cash and cash equivalents held in the U.S. and cash provided from operations are sufficient to meet the Company’s liquidity needs in the U.S. for the next twelve months and the Company does not expect that it will need to repatriate any of the funds presently designated as indefinitely reinvested outside the U.S. Under current applicable tax laws, if the Company chose to repatriate some or all of the funds it has designated as indefinitely reinvested outside the U.S., the amount repatriated would be subject to U.S. income taxes and applicable non-U.S. income and withholding taxes. As of December 31, 2012 and 2011, U.S. income taxes have not been provided on cumulative total earnings of $171.2 million and $158.9 million, respectively.

In connection with responding to your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact Ted Weitzman in our legal department at (310) 318-3100.

Very truly yours,

Skechers U.S.A., Inc.

By:	/s/ David Weinberg
Name: David Weinberg
Title: Chief Financial Officer

cc:      Robert Greenberg

           Philip Paccione

           Ted Weitzman